Exhibit 4.16

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Corporation

Cizzle Brands Corporation (“Cizzle Brands” or the “Company”)

35 McCleary Court, Unit 21

Concord, ON L4K 3Y9

ITEM 2	Date of Material Change

July 15, 2025

ITEM 3	News Release

A news release was disseminated through the services of Business Wire on July 15, 2025.

ITEM 4	Summary of Material Change

On July 15, 2025, the Company closed the second and final tranche of its previously announced non-brokered private placement (the “Offering”), bringing total proceeds raised under the Offering to $4,501,682.

ITEM 5	Full Description of Material Change

5.1 – Full Description of Material Change

On July 15, 2025, the Company closed the second and final tranche of its previously announced Offering, bringing total proceeds raised under the Offering to $4,501,682.

The second tranche of the Offering consisted of 9,796,340 units of the Company (the “Units”) at a price of $0.36 per Unit, for aggregate gross proceeds of approximately $3,526,682. The first tranche of the Offering, which consisted of 2,708,331 Units at a price of $0.36 per Unit, for aggregate gross proceeds of $975,000, closed on Thursday, July 10, 2025.

Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant of the Company (each, a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.44 for a period of thirty-six months from the date of issuance.

The net proceeds from the Offering will be used primarily for working capital and general corporate purposes. Finders’ fees and referral fees, consisting of a cash fee of $20,088.00 and the issuance of 70,611 Units were paid to certain persons in respect of the Offering.

Insiders and employees of the Company subscribed for an aggregate of 258,905 Units and 1,255,556 Units, respectively, for gross proceeds of $93,205.80 and $452,000 under the Offering. Participation by insiders of the Company in the Offering constitutes a “related-party transaction” as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance of securities is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101 and is also exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(b) of MI 61-101, in each case because the fair market value of the Units is less than 25% of the Company’s market capitalization.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

ITEM 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

John Celenza

Chief Executive Officer
Cizzle Brands Corporation
jcelenza@cizzlebrands.com
1 844 588 2088

ITEM 9	Date of Report

July 16, 2025